OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Cookie Club of America, Inc.

910 Del Dios Road
#148
Escondido, CA 92029

https://www.cookieclubofamerica.com/



10000 shares of Class B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 107,000* shares of class B Common Stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Class B Common Stock ($10,000)

Company	Cookie Club of America, Inc.
Corporate Address	910 Del Dios Rd. #148 Escondido, CA 92029
Description of Business	Cookie Club of America (CCA) creates exceptional, purposeful iconic Logo-bearing cookie products. We emboss these images onto delicious premium cookies with image-rich packaging to the American consumer that fulfills a desire to identify with a cause or brand.
Type of Security Offered	Class B Common Stock (the "Share" or "Security")
Purchase Price of Security Offered	$1.00 USD / Share
Minimum Investment Amount (per investor)	$200

Perks*

$500 – If you invest $500, you will receive a $40 voucher for purchases on Cookie Club of America.com (redeemable for current and future products)

$1,000 – If you invest $1,000, you will receive a $100 voucher for purchases on Cookie Club of America.com (redeemable for current and future products)

$2,500 – If you invest $2,500, you will receive Cookie Club of America Lifelong Membership + CCA Hat

$5,000 – If you invest $5,000, you will receive dinner with founders in San Diego, CA (flight and stay not included) + all perks from $2,500 level

$10,000 – If you invest $10,000, you will receive quarterly investor update calls + all perks from $5,000 level

$25,000 – If you invest $25,000, you will receive a weekend stay in San Diego (flight not included) + all perks from $10,000 level

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Cookie Club of America, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Common Stock at $1 / share, you will receive 10 Class B Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Cookie Club of America (CCA) creates exceptional, purposeful iconic Logo-bearing cookie products. We emboss these images onto delicious premium cookies with image-rich packaging to the American consumer that fulfills a desire to identify with a cause or brand.

Current Development Stage: As of October 2018 we have been officially approved by our new baking partner facility in Indiana to become their next client. The Company is currently engaged in the cookie formulation or recipe process. On October 17, 2018 the Company approved the refitting of the original roll die needed to create working samples.

After final cookie recipe selection is approved, we will be commissioning the manufacturing of seven roll dies needed for our separate service United States Military Emblem Cookies. Final packaging designs for each of the seven branches will take place after we have a final cookie recipe as the final recipe will determine the cookies actual size.

Expected first production sample runs early first quarter 2019 and market availability in second quarter 2019.

Historical Background. Originally formed as 1st Look Interactive, the Company received written authorization to emboss the service emblems of the United States Military onto cookies. 1st Look Interactive changed its name in June, 2003, becoming the California entity, Cookie Club of America, Inc. The California entity ceased operations in 2008 and was reborn in May 2018 as a Nevada Corporation retaining the name, Cookie Club of America, Inc.

The Nevada entity does not currently hold these authorizations and will re-engage the military once final samples are in hand.

(Neither the departments of the Army, Navy, Air Force, Marines, Coast Guard, Air and Army National Guards nor any other component of the Department of Defense has approved, endorsed, or authorized this product.)

Sales, Supply Chain, & Customer Base

Sales

The Company has limited history, no current customers, and no current revenues. If you are investing in this Company, it's because you think the cookies are a good idea, that the Company will be able to secure customers and manufacture delicious premium cookies with an outsourced baking company, that we will be able successfully to market and sell the cookies at the right price and sell them to enough people to make a healthy profit for the Company and its shareholders. While we believe that we will succeed, we must disclose that we have not recently sold any cookies. We have never turned a profit, and there is no assurance that we will ever be profitable.

As of October 2018 we have been accepted by a large national bakery manufacturer in Indiana to work with us to formulate what we anticipate will be an extremely delicious, high-quality cookie that will achieve the market success that we desire, and then manufacture and distribute the cookies. We have received a loan from our management team to refit the original roll die that we developed years ago to work with our new manufacturer's equipment so we can create working samples. On October 17, 2018 the Company approved the refitting of the original roll die needed to create working samples.

The baking company is currently working with us to formulate a unique recipe for the cookies.   After final cookie recipe selection is approved, we will be commissioning the manufacture of seven roll dies needed for each of the seven branches of our separate service United States Military Emblem Cookies. Final packaging designs for each will take place after we have a final cookie recipe as the final recipe will determine the cookie's actual size.

We anticipate that we will have completed our production sample runs by early first quarter 2019, with market availability in second quarter 2019. While we currently are not in production and have not signed any purchase agreements with any wholesale or retail markets, based upon our brief operations as First Look Interactive in 2004-2005, we believe we will be successful.

During that period, we were able to produce a sufficient volume of the Military Cookies such that, with assistance from both Kroger and A&P, we had a presence in 22 States. These two top grocery exchanges provided us with a substantial amount of test market experience over the Veterans Day holiday through the holidays gift-buying season.

We also intend to expand our distribution channels both by selling our cookies online through our website and by developing an affiliate program through our Shopify store.

The Company currently is being run by its founder, Cliff Smith, with assistance from three part-time contractors handling financial, legal, and operational matters.

If you invest, you believe we'll make and sell great cookies at a profit. Based on the limited trial run through 1st Look Interactive in 2004-2005 and the consumer and retailer feedback received, we believe that once we have sufficient funding to manufacture cookies in commercially viable quantities to lower costs to acceptable levels, we will meet our sales forecasts. However, these are merely the projections of the management of the company, and there is no guarantee that our targets will be achieved or that we will be able to manufacture and sell any cookies.

Sales Force

The internal sales force needed to meet the first-year targets is expected to be no more than four people. This team will make direct sales communications and calls to various retail outlets and venues throughout the country.

Sales and outsourced sales broker and distributor avenues will also be engaged. We seek to establish a solid foothold in the highly coveted San Diego market then expand into the State. We seek to expand our territory as new business prospects become available and production levels allow.

Supply Chain

CCA will utilize strategic outsource partnerships for its manufacturing and distribution elements.

Building a bakery to the scale that we need is extremely costly and is not a wise use of funds at this stage in our development. To illustrate the scale required, we estimate that over 90% of all the commercial bakeries in the country are not able to fulfill our needs. Why? In our initial discussions with the military services, we were told that all services must be treated equally, regardless of size. The bakery partner we selected had to be inspected by the military for certifiable production and cleanliness levels and be able to satisfy the national needs of two chains within a sixty-day period. Those requirements forced us to look at only the significant players in the industry and select those who could satisfy these requirements.

Manufacturing

All manufacturing will be outsourced for Phase I. The Company will evaluate internal manufacturing options in Year 3 and 4. The making of a quality product will be the focus of our initial research and development.

Sourcing a quality manufacturing company is key to our success and today the Company has successfully garnered the support of a significant commercial baking partner who has previously sold to the military.

Our current bakery partnership is with the Ellison Bakery Company located in Ft. Wayne, Indiana. Ellison Bakery has a rich heritage of baking the finest cookies available to retail customers across the United States. Ellison's skilled bakers and sophisticated equipment has the capability of producing a wide variety of flavors and packaging styles. Presently, Ellison has more than sufficient capacity for our needs, top industry leadership and over 200 years of business experience.

The company has a high capacity production capability which can take raw ingredients, mix, shape, bake, cool and package our cookies, all through automation. Scalability is not an issue. The Company enjoys a good business relationship and Ellison will be our main production partner moving forward and are prepared to grow with us.

Distribution

Distribution will be facilitated by different players depending upon the sales venue. Grocery and mass market retailers utilize both self-distribution and external distributors to get products to their retail outlets. CCA has experienced outsourced distribution companies before and is comfortable with these relationships.

We expect a great deal of direct to consumer business to be generated both internally from our own eCommerce store and from our affiliates. Currently, we are in discussion with very large affiliates and non-profits that could easily overwhelm any in-house fulfillment requirements. To illustrate; The Veterans of Foreign Wars (VFW), just one of these non-profit military support groups, has over 1.9 million members and over 6,500 posts worldwide. If we adopt the theory of 90% of the people will do nothing and 10% will take-action and openly resell the products, we are talking 190,000 people who could overwhelm any internal distribution process.

To put this is a bigger prospective...The American Legion population is four times that size. We will be also extending the ability for any military non-profit, of which, according to [Veterans Advantage](#), there are 45,000 across the country, to participate in our affiliate programs and thereby provide us with built in sales and marketing support at zero cost to the company. The affiliates will set-up their own account and CCA simply facilities orders and pays them a commission through the platform.

It is important to note that we are in discussions with multiple groups of this size and will seek to utilize [Fulfillment by Amazon](#) to handle distribution and delivery of all online orders. Consumers are very familiar with Amazon which has proven to be the largest fulfillment partner on the planet.

With all that is involved today with ecommerce, it will be critical to have a robust partner who can seamlessly facilitate incoming order processing, warehousing, fulfillment, tracking and shipping.

We believe Amazon is a known and proven entity with billions of successful orders being facilitated by the online giant for several years now. Their robust system is something to behold and the Company will take full advantage of their prowess, saving the Company both time and aggravation while providing the ability to actively track online orders and ensure our customers actually receive the products they ordered in a timely fashion.

Target Market

CCA will sell its military emblem cookies and future cookie lines through multiple verticals. Some of these include but are not limited to; civilian grocery and specialty outlets, military retail outlets, direct to consumer through our website, internet marketing affiliates and military non-profits.

The company's initial target customers are the members and family and friends of individuals in the United States Armed Forces. Therefore, the Cookie Club of America's customer base is significantly larger than the actual members and employees of the Armed Forces. To illustrate; individuals may purchase products as gifts or pledges for military service personnel. Hence, marketing and sales will focus on both the target market and the individuals associated with the targets herein referred to as peripheral customers.

Target Market Trends		
Market	**Trends**	**Growth Drivers**
	Growth in non-retail cookie segments 1. Increased spending on U.S. icons 2. Healthier diets &	Demographics 1. Impending regulatory issues surrounding trans-fat

Global Cookie Markets		snacks 3. Growing utilization of non-traditional mail services 4. Increasing on-line purchases between cookie-candy products 5. Product miniaturization for 'handful servings' 6. Packaging innovation – re-sealable pouches, novelty & collectibles 7. Healthy snacks – breakfast cereal and protein bars	labeling 2. Technological advances & innovation enabling enrobing (in chocolate) of cookie product
	Military	Growing nationalism 1. Increased awareness in politics and global events 2. Increased spending on U.S. icons 3. Publicized need for support of troops	National security threats 1. Increased support from the home front 2. Military personnel abroad

Customer Base:

The large population of military and veterans in California alone support the rationale for targeting California first. To illustrate, California-based (including San Diego) military personnel and veterans represent well over 10% of the total California population. Analysis indicates that the value of the target market is over $422 million. The San Diego market represents the largest concentration of military personnel with over 95,000 active duty military personnel which amount to over 175,000 when including family members. Additionally, San Diego is home to 230,000 veterans thus bringing the total local/immediate market demand to over $5.5 million. Likewise, the remaining California regions comprise almost 54,000 military personnel and over 1.72 million veterans. The broader California and national markets represent significantly larger markets with $35 million and $380 million in addressable markets.

Sources: U.S. Census, Center for Economic Studies and Research Data Centers Research Report: 2017, independent analysis

Competition

A competitive advantage is our prior product distribution and good faith relationships with the United States Military, to utilize their respective emblems on our cookie products. The Company understands the highly competitive space it is about to enter. To this end, our products and business model have been designed to capitalize on preexisting brands and symbols and not rely solely on trying to build our own brand. Our initial branding will come from our respect of the United States Armed Forces.

Strengths, Weaknesses, Opportunities & Threats	
Strengths	**Weaknesses**
•First mover advantage •Experience and military channel relationships •Established ties to military personnel •Strong management and directors with both diverse and targeted experience in the food business	•Short track Record •Low level of control in outsourcing business model •Financial Ability to compete •Ability to Raise enough capital
Opportunities	**Threats**
•Leverage military interests to promote products with these organizations •Opportunity to capture largest geographic market quickly: San Diego and the larger state of California hold large populations of military personnel and veterans •Regional and national interest in security and military activities	•Large multinational and local competition may seek approval for similar licenses and permits •Established players have considerable brand recognition, shelf space and advertising budgets •Large companies employing big advertising budgets to win back market share from independent brands

Key Competitors	
Large Multinationals	**Niche Players**
•Kraft Foods: various •Kellogg Company: Carr's, Famous Amos, Fudge Shoppe, Keebler, Murray, Murray Sugar Free, Vienna Fingers	•Hain Celestial Group: Estee, Health Valley, Hain •Lance: Vista, Lance •McKee Foods: Little Debbie •Stauffer's: Lemon Snaps, Snicker

| •Campbell's Soup: Godiva, Pepperidge Farm •Parmalat (South Africa) Archway, Bakery Wagon, Grisbi, Mrs. Wheatley's, Mother's, Marie Lu, Parmalat Bed and Breakfast •Various private label products | Doodles, Stauffer's •Tasty Baking Company: TastyKakes •Others |

Liabilities

The Company has an outstanding $40,200 advance from a shareholder.

Litigation

The Company is not aware of or involved in any pending or current litigation.

The team

Officers and directors

Clifford Smith	Co-Founder, CEO and Chairman
Derek Scallet	Chief Financial Officer and Treasurer
Roxanne M. Georggin	V.P. of Sales & Marketing
Stephen Meyers Esq.	General Counsel / Securities

Clifford Smith
Mr. Smith brings 28 years' experience in the management of for-profit organizations including Board of Directors governance and policy. Mr. Smith has a proven ability to manage complex issues and large portfolios of responsibilities. An experienced senior-level planner and administrator, Mr. Smith has implemented corporate management structures, policies and procedures, operational systems and controls throughout his career. Mr. Smith served as President of 1st Net Technologies, Inc. Through public speaking engagements, Mr. Smith won over new clients and business relationships providing investor relations services for publicly traded companies.Mr. Smith conducted various investor relations workshops at several "money Shows" and Regional Investment Banker's Association Conferences in Washington, D.C. and San Francisco. In 1997, Mr. Smith teamed 1st Net with the San Diego Chamber of Commerce and Pacific Bell to create and develop a presentation titled the "Tour of Technology" for the San Diego Insights 1997 World Conference. Further initiative brought the company such respected organizations as the San Diego and Imperial County Better Business Bureau and the American Lung Association in San Diego bringing them online so that they may continue with their important work. Previously, Mr. Smith spent 20 years in Hotel Food and Beverage Management working for Marriott, and Hilton Hotels among others. One highlight includes the 1996 Republican National Convention in San Diego. Mr. Smith was heavily involved in the opening of multiple food and beverage outlets, throughout five new full-service hotels for the Marriott Corporation. Hotels included: Boston Copley, Long Island NY, Westchester

NY, Newark Airport Marriott, and the New York City Marriott Marquis. Mr. Smith holds an Associates of Applied Science Degree (AAS) in Hotel Restaurant Management with a Minor in Nutrition from Bergen Community College, Paramus, New Jersey. He holds a Bachelor of Science Degree (B.S.) with a double major in Food Service Management and Business Administration, from Montclair College in New Jersey. Mr. Smith began working full time as the Company's Founder and CEO in May 2018. He is actively and intimately involved with every aspect of the Company's development. Activities include its completion of the Start Engine funding process, product development, website creation and team building. Recent Work History: Celebrity Lifestyle Brands, Inc. - January 2017 - April 2018 Chief Operations Officer Full Time Mastermind Investment Club July 2017 - April 2018 Club Operations Director Part Time Pearls of Sorbet April 2015 - December 2017 Owner - Part Time Coronado Marriott Resort & Spa January 2014 - January 2017 Banquet Event Operations Supervisor Full Time and Part Time

Derek Scallet

An Executive and Strategic Advisor with an extensive background in acquisition, divestiture, restructuring, start-up, and mature operation within production, distribution, and service companies ranging from $10 million regional operations to $1 billion plus multinational environments. Experience includes designing and implementing business/operating plans, developing organization structures and processes, international reporting and management, and debt and equity offerings. Focal strengths are enhancing an enterprise's inherent value through optimized strategic plans, team building and leadership across the enterprise, operational and financial solutions within market scope and scale, and goal directed communications both internally and externally. As an executive, consultant, and CPA/Audit Manager with KPMG (then Peat Marwick Mitchell & Co.), Mr. Scallet has led strategic and tactical teams, directed staffs, and made significant resource allocation decisions, which have improved enterprise value, operating efficacy and employee morale. Mr. Scallet has managed or advised organizations from start-ups to mature operations, in companies with regional to international presence, ranging from under $10 million to $1 billion plus in revenues, and from 40 to 4,000 employees. Mr. Scallet has successfully represented organizations with investors, financial institutions and analysts, strategic operating partners, and outside reporting agencies, including negotiations for new financing, acquisitions and divestitures. Mr. Scallet has established strategic and tactical, financial and operational policies and procedures in a wide array of market sectors, including: high-technology; manufacturing; aerospace; oil and gas; wholesale distribution; commercial real estate investment and construction; and portfolio management. Mr. Scallet has authored processes for strategic leadership, including: comprehensive (goal setting) projection systems to optimize seasonal and cyclical market penetration relative to resource risks; resource allocation ("capital budgeting") decision-making; multi-national management and reporting; foreign currency hedging; pre and post-acquisition or divestiture evaluation; and other applications related to operations and finance management. Mr. Scallet was a teaching assistant for an authority in operations research (scientific management), featuring methodologies to enhance operating performance. Mr.

Scallet graduated Summa Cum Laude, with a BS in Accounting, San Diego State University, graduating in the top five in his class from the School of Business Administration. Course work emphasized finance, economics and management. Member of Beta Gamma Sigma and Phi Kappa Phi honor societies. Recent Work History: TAOR, LLC 2010 – Present Founder Full Time Mr. Scallet is currently serving Part Time as the Company's Chief Financial Officer and Director. He has been instrumental since inception and provides the Company with 10-15 hours per week since May 2018. He currently provides input to the Start Engine platform regarding the financial forecasting, valuations and financial reporting.

Roxanne M. Georggin

Ms. Georggin brings over twenty-five years of knowledge and resources to our company. She possesses a wealth of experience in consumer products including; Liquor, Food, Clothing, Real Estate and Software Sales. Her expertise in Business Development, CRM, Product Conception, Manufacturing, Assembly, and Packaging, Fulfillment, Logistics and Shipping will prove valuable for the Company as we move ahead with our plans. Her relationships within the wholesale, retail community and overall expertise in consumer marketing, will be a powerful asset for us to grow our business as we continue to branch out while building our portfolio. Ms. Georggin graduated with a B.S in Human Performance & Psychology, from San Jose State University. Recent Work History: Digital Media Concierge April 2008 - Present Owner Full Time Ms. Georggin is currently serving as Part Time as the Company's V.P. of Sales & Marketing. She has been involved since May 2018 and has been instrumental providing the Company with 20-25 hours per week since May 2018. She currently provides input to the Start Engine platform, makes introductions to various military non-profits and potential capital sources through her vast network of professional contacts.

Stephen Meyers Esq.

Mr. Meyers serves as our corporate and securities attorney. He has over 29 years of experience as a business law attorney. He specializes in working with emerging and high growth companies, assisting them to develop proper corporate strategies, license their technologies, form strategic alliances, and raise capital in compliance with state and federal securities laws. Before relocating to San Diego in 2000, Mr. Meyers worked in-house with several publicly traded and pre-IPO companies in San Francisco and Silicon Valley, as well as maintained a private practice. Immediately preceding this move, Mr. Meyers was the sole in-house counsel for a B2B e-Commerce company before its IPO. Mr. Meyers negotiated and drafted all of the company's license agreements, including those with international computer manufacturers, telecommunications providers and commercial retailers. He also created a score of strategic partnering and joint marketing arrangements. Mr. Meyers held in-house legal and/or Business Development positions with several publicly traded Bay area companies: National Semiconductor, Amstar Corporation, a systems integrator of unified communications products and a video networking company. He also advised numerous pre-public companies, including serving as General Counsel to a Unix OS developer. Mr. Meyers' private practice experience includes running his own Private Practice, as well as positions with a Bay area based national law firm and boutique securities law firms in San Francisco and La Jolla. Upon moving to San Diego, he had an assignment as Special Counsel to MP3.com, Inc., the then-largest online music service provider, where he advised management on, and negotiated, complex license and business agreements. Mr. Meyers began his career as an Enforcement Attorney with the United States Securities and Exchange Commission in its San Francisco office. Mr. Meyers has been a judge for the Annual International Collegiate Business Strategy Competition, which is co-hosted by San Jose State University and the University of San Diego. Mr. Meyers also serves as an instructor in Licensing and Securities Laws Compliance for CEO Space, Inc., which hosts week-long residential training sessions for entrepreneurs. Mr. Meyers received his law degree from The University of California, Berkeley, School of Law, Boalt Hall. Mr. Meyers' undergraduate education was at the University of London, England and Brandeis University, Waltham, Massachusetts, from which he graduated with a degree in economics with honors. Recent Work History: TheMeyersWay.com June 2010 – Present Full Time Of Counsel Optima Law Group May 2013 - 2015 Part Time Specialty Counsel Exemplar Law, LLC February 2018 - Present Part Time Mr. Meyers is currently serving Part Time as the Company's General Counsel and Assistant Secretary. He has been instrumental since inception and provides the Company with 10-15 hours per week since May 2018. He currently provides input to the Start Engine platform regarding the legal requirements, compliance review and all other aspects of the Company's legal requirements.

Number of Employees: 4

Related party transactions

The company's current start-up/operating capital is provided by short-term advances from Roxanne Georggin, a shareholder. Ms. Georggin has committed to advance at least $100,000 and has advanced $40,000 as of September 30, 2018. The advances will modify into a note that is convertible into stock. Ms. Georggin has not asked for or negotiated specific payment terms for the note and conversion privilege as of the above date. However, the note is projected to be long-term in duration, at an 8% interest rate, and convertible at a 15% discount rate to shareholders in the Start Engine Offering. SEE Indebtedness for further information.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **The opportunity offered hereby involves a high degree of risk** Prospective investors should carefully consider the following risk factors and the other information contained in this Plan before making an investment in The Company. Information contained in the Plan contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "should" or "anticipates", or the negative thereof, or other variations thereon or comparable terminology, or by discussion of strategy. No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, which could cause actual results to vary materially from the future results covered in such forward-looking statements.

- **The Company Realizes there are other companies that may be better positioned in the market that could affect our growth.** We will compete with larger, established cookie companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the cookie products developed by us will be preferred to any existing or newly developed cookie products. It should further be assumed that that competition will intensify.

- **This is a Brand New Entity** We have a limited history, no current clients and no current revenues. Further, we have never turned a profit and there is no assurance that we will ever be profitable. If you are investing in this company, it's because you think the cookies are a good idea, that the Company will be able to secure customers and manufacture the cookies with an outsourced baking partner, will be able to successfully market and sell the cookies, that we can price them right and be able sell the cookies to enough people so that the company will succeed.

- **Even if we raise the maximum sought in this offering, we likely will need to raise extensive additional funds in order to be able to carry receivables and run operations.** We estimate that we will require at least $250,000 to commence commercial production of the Military Emblem Cookies. We believe that we will be able to finance the commercial production of the cookies through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **Dependence Upon Key Personnel** The Company will be substantially dependent upon the individuals who comprise our current management and other key personnel, including the expertise and abilities of Clifford J. Smith, its CEO and Chairman, Derek A. Scallet, its Chief Financial Officer, and Stephan Jan Meyers, who functions as our outside General Counsel. The loss of services of any of these persons could have a material adverse effect on our business. The Company believes that its future success will also depend in large part on its ability to attract and retain highly skilled management, sales, marketing, finance, and product development personnel. Competition for such personnel is intense, and there can be no assurance that we will be successful in attracting or retaining such personnel. Failure to attract and retain such personnel could have a material adverse effect on the Company's operations and its financial condition.

- **Uncertain Sufficiency of Funds** Many factors may affect the Company's cash needs, including our possible failure to generate sufficient revenues from operations. In addition, if less than all Securities are sold, we may not have sufficient capital to fund expansion until sufficient revenues are being generated and may be unable to find suitable financing on terms acceptable to the Company. This event would significantly increase the risk to those persons who invest in this opportunity.

- **Any Valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest

- **Business Projections are a Best Guess** There can be no assurance that the Company will meet those projections, or ever make a profit. The Company, and you as one of its shareholders, will only make money if there is sufficient demand for our cookies, our prospective customers believe that they are a better option than our competitors, and we have priced our cookies at the point that allows us to make a profit and still attract customers.

- **Discretion in Application of Proceeds** Of the estimated net proceeds of $100,580 from this Offering after expenses, approximately $74,580 USD has been allocated for start-up costs and working capital. The Board of Directors of the Company has estimated in the Use of Proceeds where the funds from the present Offering will be used in the Company's expansion plan and shall endeavor to follow the application of the funds according to the Use of Proceeds.

- **Risk Factors Related to Our Business of Manufacturing, Distributing and Selling Snack Foods.** The success of our business will depend, in large part, upon the establishment of a strong distribution network. We will further depend on these distributors to negotiate favorable shelf space and placement. There is no assurance we can establish a strong distribution network, if any. The subsequent loss of an established distributor may have a material adverse effect on our operations since there is no assurance we could obtain alternative arrangements on satisfactory terms or in a timely manner. The market for snack foods such as our cookies is large and intensely competitive. To successfully compete in the snack food industry, a company must capitalize on certain competitive factors, which are: * Product quality and taste; * Brand awareness and name recognition; * Access to shelf space; * Price; * Advertising and promotion; * Varieties offered; * Nutritional content; * Product packaging and design. We expect to compete in the snack food industry by capitalizing on the name recognition of Cookie Club of America®, as well as the United States Armed Forces, as well as product quality and taste. The snack food industry is primarily dominated by large companies which have substantially greater resources and sell brands more widely recognized than other companies. There are also numerous other actual and potential competitors that have greater resources than we do. While we believe our cookies will compete successfully by filling a niche in the market, there can be no assurance of our ability to do so. Successful marketing of Cookie Club of America® brand cookies will depend on our ability to obtain adequate retail shelf space for product display. Food manufacturers and distributors generally incur additional costs in order to obtain additional shelf space. Whether or not we incur such costs will depend on multiple factors, including whether markets we address charge such costs, demand for our products, relative availability of shelf space and general competitive conditions. There can be no assurance that we will not incur costs associated with shelf space or other promotional costs as a necessary condition for competing in specific markets or stores. Such costs may materially affect our financial performance. Consumer preferences for snack foods are continually changing and extremely difficult to predict. Initial success will depend on customer acceptance of our cookies. There can be no assurance that our cookies, whether bearing service emblems of the Unites States Military Services, will achieve a significant degree of market acceptance, and if accepted, sustained for any significant period. There is no assurance that product life cycles will be sufficient to recover our start-up and other associated costs. In addition, there is no assurance we will succeed in developing products other than the aforementioned types of cookies or that such products will achieve market acceptance or generate meaningful revenue. As members of the snack food industry, we are subject to numerous risks outside our control. Profitability in the snack food industry is subject to numerous external risk factors such as: * Adverse changes in general business and economic conditions; * Oversupply of certain snack food products at the wholesale and retail levels; * Seasonality of raw materials; * Products banned, limited or declared unhealthy; * Product tampering that requires a recall of certain products; * Decline in sales due to perceived health concerns; * Changes in consumer tastes. As a distributor of packaged foods, we will be subject to national and perhaps international governmental regulation. The manufacturing, marketing, exporting, distribution and sale of our cookies will be subject to various federal, state and local laws and regulations which govern production, sale, safety, advertising, labeling and ingredients. There is no assurance that we or our suppliers, manufacturers, and distributors will be able to comply with all such laws and regulations. New governmental laws and regulations may be introduced which could result in additional compliance costs, seizures, confiscation, recall or monetary fines. Any such regulation could inhibit or prevent the development, distribution and sale of our cookies in our relevant markets causing a material adverse effect on our business, operating results and financial condition. As a wholesaler of food products we may be subjected to various product liability claims. Packaging, marketing and distributing food products has the inherent risk of product liability, recall and the resultant adverse publicity. We may be subject to significant liability if the consumption of our product causes injury, illness or death. We could be required to recall certain products in the event of contamination or damage. We intend to carry product liability insurance on terms we deem acceptable, which may not fully cover loss or exposure for product liability. Any product liability claim not fully covered by insurance, as well as any adverse publicity from a product liability claim, could have a material adverse effect on our financial condition or results of operation.

- **Military Service Emblem Usage Rights** Both in the past and to date the Company has never had any negative comments from the military services in regards to the usage of their service emblems, nor are any expected. The Company has always operated in Good Faith by respecting the service emblems and continue to communicate as needed before making changes to its cookie formulation and packaging design. Management also realizes that our ability to utilize the military service emblems may change. We further recognize and are prepared to re-engage the services and expend additional financial resources should the situation change in-order to remain in good standing. Once new formulation is completed and samples are in-hand the Company will reach out to all of the services and seek their approval of the new product formulation and packaging and make adjustments any needed adjustments. Our past experiences have all been positively received and the products and packaging are expected to satisfy all requirements.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

- **Company's Current Development Stage** As of October 2018 we have been officially approved by our new baking partner facility to become their next client out of Ft. Wayne Indiana. The Company is currently engaged in the cookie formulation or recipe process. On October 17, 2018 the Company has approved the refitting of the original roll die needed to create working samples. After final cookie recipe selection is approved, we will be commissioning the manufacturing of seven roll dies needed for our separate service United States Military Emblem Cookies. Final packaging designs for each of the seven branches will take place after we have a final cookie recipe as the final recipe will determine the cookies actual size. Expected first production sample runs early first quarter 2019 and market availability in second quarter 2019. Further: The Company has limited history, no current clients and no current revenues. If you are investing in this company, it's because you think the cookies are a good idea, that the Company will be able to secure customers and manufacture the cookies with an outsourced baking partner, will be able to successfully market, and sell the cookies, that we can price it right and sell it to enough people so that the company will succeed. We have not recently sold any cookies and we plan to market our products that have no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Clifford J. Smith, 83.0% ownership, Class A Common Stock

Classes of securities

- Class A Common Stock: 4,000,000

Voting Rights *(of this security)*

Class A Common Stock

The Company is authorized to issue 10,000,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock, each with a par value of $0.0001 per share. Both Classes are identical in all respect except that the Class B Common Stock, which is the subject of this offering, is not entitled to any vote except as may specifically be required by statute. There are currently 4,000,000 shares of Class A Common Stock outstanding, and no shares of Class B Common Stock outstanding. The Company is also authorized to issue 5,000,000 shares of Preferred Stock, as to which none of the rights, preferences or privileges pertaining thereto, including voting rights, have been designated. The Company has no current intention to issue any Preferred Stock.

Dividend Rights

Subject to preferences that may be granted to any then outstanding Preferred Stock as described below, holders of shares of Class A and Class B Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore, as well as any other form of distribution to shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Voting Rights

The holders of the Company's Class A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of our Class B Common Stock are not entitled to vote on any matter except as required under applicable law.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as set forth in the Company's Bylaws, holders of both the Class A and Class B Common Stock will be entitled to share ratably with the holders of any Preferred Stock, assuming conversion of all such shares of Preferred Stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Class A and Class B Common Stock are subject to and may be adversely affected by any of the rights, preferences and privileges that the Company might have to grant to purchasers of Preferred Stock when, as, and if the Company ever had to raise capital by the sale of preferred shares.

- Class B Common Stock: 0

Voting Rights *(of this security)*

The 107,000 shares of the Company's Class B Common Stock being offered through StartEngine in this this Regulation CF offering are non-voting shares. Thus, such shareholders will not be entitled to vote on any matter except as required under applicable law.

Dividend Rights

The Class B Common Stock being sold as part of this offering, as is true with the Class A Common Stock currently outstanding, does not come with any dividend rights. Furthermore, the Company does not currently intend to declare or pay any dividends on its Common Stock for the foreseeable future, instead retaining profits, if any, to support development and growth of its business. Thus, purchasers of the Class B Common Stock in this Offering may not receive any return on their investment from dividends

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of both Class A and Class B Common Stock will be entitled to share ratably in the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our then-outstanding shares of Preferred Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Class A and Class B Common Stock are subject to and may be adversely affected by any of the rights, preferences and privileges that the Company might have to grant to purchasers of preferred stock when, as, and if the Company ever had to raise capital by the sale of preferred shares

- Preferred Stock: 0

Voting Rights *(of this security)*

While the Company's Articles of Incorporation authorize the issuance of up to 5,000,000 shares of Preferred Stock, there are no such shares outstanding, as no series has yet been designated by the Board, and thus no rights, preferences or privileges, including voting rights, have been ascribed to any preferred shares.

Dividend Rights

Because no series of preferred shares has yet to be designated, no rights, preferences or privileges, including dividend rights, have been ascribed to any preferred shares.

Rights to Receive Liquidation Distributions

Because no series of preferred shares has yet to be designated, no rights, preferences or privileges, including rights to receive liquidation preferences, have been ascribed to any preferred shares.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Class B Common Stock, you will have no voting rights. As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuance of securities, Company repurchases of securities, a sale of the Company or its assets, or transactions with related parties.

Dilution

Purchasers of the Company's Class B Common Stock in this offering could have their stake in the Company diluted if the Company later issues additional shares. In other words, when the Company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the Company decides to issue more shares, an investor could experience value dilution (if it is a "down round" as described below), with each share being worth less than before; however, if investors in a future round pay more for their shares than do investors in the Crowd Funding round, then there would be accretion, rather than dilution, as the value of your shares would have in creased to the price paid by such future investors. Since your shares are non-voting, there will be no control dilution when additional shares are issued.

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-09-30.

Financial Condition

Results of Operation

We have not begun on-going operations. We anticipate entering into operations upon completing negotiations with contract bakery(s) for production and contract distributors and raising sufficient capital to fulfill initial marketing, tooling, raw materials, and finished goods. We expect to complete all necessary operating agreements within Q4 of 2018. That will leave the raising of operating capital which is also expected within Q4 of 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without revenue generation.

Financial Milestones

The company will generally contract out operational needs based upon product demand. For example, it will mitigate the risk of financial loss, by maintaining a variable cost structure based upon demand. It's greatest single risk is the investment in tooling, around $250,000 needed before production can begin.

The company is working closely with distributors that are deeply involved in, and familiar with, our core customer -- active military and veterans, their families and friends, and the numerous organizations, groups and businesses that support the military. The key driver of sales volume is the penetration into the distribution channels, i.e. number of stores carrying the product (which creates case orders). Stores are differentiated by general Retail and Military Branch Outlets. Sales to retail stores is important (i.e. required to open the Military Outlets), the key channel is Military Outlets. Although there are no guarantees as to demand until the product is launched, the distributors are confident that our expected demand is reasonable.

That is, the key milestone is to reach around $4,000,000 in annual revenue, to make the risk in tooling worthwhile. That revenue range is projected in year 1 (2019) with substantial growth thereafter. We will price our product relative to our contract baker expense to result in a gross margin (over time) approximating 29% -- but somewhat less in year 1 due to typical start-up inefficiencies (e.g. higher waste in early batches). At the $4,000,000 revenue range we would have around $1.1 million in gross margin and would expend that early-on in marketing and general and administrative to grow the company and, therefore, early year net results would approximate break-even (i.e. minimal net income).

As costs and expenses are highly (and intentionally) variable we expect to have on-going after-tax net income of 10% to 12% per annum -- when sales exceed $4,000,000. I.E. when sales reach $10,000,000 per annum we project net income of $1,000,000 per annum -- securing the original business case.

Liquidity and Capital Resources

Due to the high use of variable cost inputs, the company projects that a $107,000 initial raise is sufficient to initially capitalize the company. If successful in this first raise, the Company is likely amend the offering to increase the maximum to $1,070,000.

Funds from these offerings will be used for initial tooling, packaging, display design, initial marketing to wholesale clients both within military and civilian channels, to build demand based inventory, carry receivables, and general operational working capital. The Company expects that the funds raised through the crowd funding to sustain operations for 6 months should significant revenues not develop beforehand.

Any further needs would arise from a higher than expected market success and the related working capital requirements to fund inventory and accounts receivable. Our contract baker and distributors have expressed an ability and willingness to assist in (financing) working capital growth needs. That support is more than likely from banking relationships they have established and secondarily from the strength of their own balance sheets.

Online marketing expenses for direct to consumer sales are shared by the Company and online affiliate marketing partnerships. We have two effective online marketers who want to take on the online market and will pay for online marketing themselves -- providing the company a force multiplier at no cost.

We are working with our banking partner JP Morgan Chase to supplement our financing capabilities and will utilize that relationship at the appropriate time. Specifically for a Lock Box account and to help carry the expected float to build confidence and ensure payment to our suppliers.

Additional equity capital raises may be required as we grow. Management is prepared to conduct follow-on offerings pursuant to the financial needs as time and our developments progress.

The Company is exploring long term debt financing through several paths that may or may not be required based upon our discussions with the aforementioned entities. We realize that being properly capitalized is probably the most critical piece of the puzzle and is the major reason many companies fail.

Indebtedness

The company has outstanding advances of $40,000 from Roxanne Georggin, a shareholder, against an advance commitment of $100,000. The advances are non-interest bearing and are planned to roll into a convertible note by January 17, 2019. SEE Related Party Transactions.

Recent offerings of securities

- 2018-08-14, Nevada: NRS 90.530.11; Federal: Sec. 4(a)(2) 1933 Securities Act, 4000000 Class A Common Stock. Use of proceeds: No proceeds were generated from this offering. This was the "Founders' Round" in which shares of Class A Common Stock were issued to 4 founders of the Company upon its formation, the consideration for which was the Founders' non-cash contributions to the organization and formation of the Company. This constitutes the only offering of the Company to date; the Regulation CF offering contemplated herein will be second offering of the Company.

Valuation

$4,000,000.00

When operational, Cookie Club of America's pre-money valuation is $4 million. This is based upon a discount rate applied to the first five years plus of Tax Adjusted Operating Result (TAOR). The effective discount rate approximates 28.5% which results in a full valuation around $6.7 million. The board adjusted this value downward to assure new capital of a material interest in the company. The TAOR valuation model was developed in the same era as McKinsey's NOPLAT (Net Operating Profit Less Adjustment for Taxes) and, as with McKinsey, underpins the calculation of the discount rate based upon Ibbotson. However, the TAOR system deviates from McKinsey and Ibbotson based upon the authors 30 years of experience in assessing and supporting various corporate operations from multi-billion dollar global 100 companies to local companies with operating revenues in the $10s of millions.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R&D & Production	$2,400	$54,580
Marketing	$1,000	$5,000
Working Capital	$2,500	$20,000
Travel	$1,000	$1,000
Professional Fees	$2,500	$20,000
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (over allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over allotment amount of $107,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $100,580 over the course of that time.

Marketing funds will be used to generate interest from investors through strategically placed advertisements and social media marketing efforts.

R&D funds will be utilized to create the packaging and displays, and to obtain regulatory compliance certifications.

Professional Fees include securities review, insurance coverage, website work, ecommerce hosting, graphics and contractual expenses.

Remaining working capital will provide for general overhead and administrative expenses.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, or other founding shareholders; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://www.cookieclubofamerica.com in the Investors Section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Cookie Club of America, Inc.

[See attached]

COOKIE CLUB OF AMERICA, INC.

FINANCIAL STATEMENT

FOR THE FIVE MONTHS ENDED SEPTEMBER 30, 2018

COOKIE CLUB OF AMERICA, INC.
STATEMENT OF CONDITION
SEPTEMBER 30, 2018

Assets

Current

Cash in bank	$ 23,480
Total current assets	23,480
Start-up and pre-operating costs	16,920
Total Assets	$ 40,400

Liabilities and Stockholders' Equity

Current liabilities

Shareholder advance (Notes 3, 6)	40,000
Total liabilities	40,000

Commitments and contingencies (Note 4)

Stockholders' equity (Note 5)

Preferred stock, $0.0001 par value, 5,000,000 shares authorized – none issued and outstanding.

Common stock, $0.0001 par value: 10,000,000 Class A shares authorized -- 4,000,000 issued and outstanding, as of May 23, 2018 (the formation); 5,000,000 Class B shares authorized – none issued and outstanding.	400
Additional paid-in capital	---
Total stockholders' equity	400
Total liabilities and stockholders' equity	$ 40,400

See accompanying notes to the financial statements

COOKIE CLUB OF AMERICA, INC.
STATEMENT OF CASH FLOWS
FOR THE INITIAL FIVE MONTHS ENDED SEPTEMBER 30, 2018

Cash Flows from Investing Activity	
Start-up and pre-operating costs	$ (16,920)
Net cash used in investing activities	(16,920)
Cash Flows from Financing Activities	
Proceeds from stockholder advances	40,000
Proceeds from stock sale	400
Net cash from financing activities	40,400
Increase in cash in bank	23,480
Cash in bank at formation	---
Cash in bank, September 30, 2018	$ 23,480

See accompanying notes to the financial statements

COOKIE CLUB OF AMERICA, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE INITIAL FIVE MONTHS ENDED SEPTEMBER 30, 2018

	$.0001 Par Class A Common Stock		Additional Paid-In Capital
	Shares	Amount	
Stock issued at formation	4,000,000	$ 400	$ ---
Balance at September 30, 2018	4,000,000	$ 400	$ ---

See accompanying notes to the financial statements

COOKIE CLUB OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE INITIAL FIVE MONTHS ENDED SEPTEMBER 30, 2018

NOTE 1— BUSINESS AND NATURE OF OPERATIONS

Cookie Club of America, Inc. (the "Company," "we," "us," or "our") was formed on May 23, 2018 in the State of Nevada. It is headquartered in Escondido, California.

The Company's purpose is to acquire and hold rights to images and icons to produce and distribute unique niche cookie lines. Specifically, it will acquire an idled predecessor company (for past accrued franchise taxes approximating $27,000 or less) that has rights to the use of logos, insignias, and other marketable images from branches of the U.S. military.

The Company will source and distribute its cookie lines from commercial bakeries in the United States. The products will come fully-packaged and ready for retail shelves/sales. The products will ship to retailers or consumers directly from the third-party bakeries. The Company has one full-time and two part time employees – all uncompensated founders, at this time.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Start-up and pre-operating costs (intangible assets)

The Company has capitalized the start-up and pre-operating costs of the business, to date. These costs, which include costs to form the company, raise capital, and negotiate with third-party vendors (principally bakeries and distributors), directly benefit the long-term value of the company.

Impairment of long-lived assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There is no impairment loss to date. There is no assurance, however, that market

4 of 6

conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Risks and uncertainties

The Company is pre-operating and, therefore, has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: loss of the (single site) contract bakery relationship; loss of a principal distributor relationship; loss of customer goodwill due to an error by the contract baker or principal distributor. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our statement of condition.

NOTE 3 — DEBT

Shareholder advance

The company has received an advance of $40,000 from an advance commitment of $100,000. The advances are non-interest bearing and will roll into a convertible note by January 17, 2019. SEE Note 6 Related Party Transactions.

NOTE 4 — COMMITMENTS AND CONTINGENCIES

Litigation

We are currently not involved with or know of any pending or threatened litigation against the Company or any of its officers.

Rights

The Company will acquire a predecessor company that has rights to the use of logos, insignias, and other marketable images from branches of the U.S. military, e.g. the Navy. These rights are granted in letter form and have no expiration clause. The core requirement from the military branches is that the imagery be used in a respectful manner. No royalty fees or other compensation is attached to these rights.

NOTE 5 — STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized the issuance of 10,000,000 shares of $0.0001 par value Class A, fully participating, common stock and 5,000,000 shares of $0.0001 par value Class B, non-voting, common stock. It has authorized the issuance of 5,000,000 shares of $0.0001 par value preferred stock – no rights are determined at this time.

Warrants

There are no warrants authorized at this time but may arise from the future transition of shareholder advances (Note 3, 6) into a convertible note which will occur by January 2019.

Stock Options

There are no options authorized at this time but may arise from the future transition of shareholder advances (Note 3, 6) into a convertible note which will occur by January 2019.

NOTE 6 — RELATED PARTY TRANSACTIONS

The company's current start-up/operating capital is provided by short-term advances from a founding shareholder. The shareholder has committed to advance at least $100,000 and has advanced $40,000 as of September 30, 2018. The advances will modify into a note that is convertible into stock by January 17, 2019. The shareholder has not asked for or negotiated specific payment terms for the note and conversion privilege as of the above date. However, the note is projected to be long-term in duration, at an 8% interest rate, and convertible at a 15% discount rate to shareholders in a StartEngine subscription series. SEE Note 3 Debt

NOTE 7 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after September 30, 2018 through the date of the signature below. There are no other events or transactions during this time that would have a material effect on the statement of condition.

CERTIFICATION

The information contained in these Financial Statements for the five months ended September 30, 2018 fairly presents, in all material respects, the financial condition of Cookie Club of America, Inc.

COOKIE CLUB OF AMERICA, INC.

Date: October 10, 2018

/s/ Clifford Smith

Clifford Smith, President, Chief Executive Officer
and Chairman of the Board
(Principal Executive Officer)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine What's New ▾ Discover Investments Edit My Campaign Launch an ICO NEW Blake A. ▾

Cookie Club of America is pending **StartEngine Approval.**

PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $107K goal
Cookie Club of America
Exceptional, Purposeful Cookies
Small OPO Escondido, CA Consumer Products US Investors Only

Overview Team Terms Updates Comments Share

The Future Leader In The Specialty Cookie Business

Bringing Exceptional, Purposeful Iconic Cookies To The Civilian and Military Markets

Invest In: **Cookie Club Of America**

Cookie Club of America Is Relaunching Their Highly Sought-After, Iconic Logo Bearing Cookies Wrapped In Rich Inspiring Packaging.

And what's more? Each and every cookie is tied to a cause.

Cliff Smith, with a multi-generational and longstanding family tradition in military service, knew he wanted to do something to support all seven branches of the United States military...**and he did!**

Cookie Club of America® embosses the coveted United States Armed Forces Service Emblems onto beautiful and delicious cookies. We salute all seven branches of the **United States Army, Navy, Air Force, Marines, Coast Guard, and Air and Army National Guards.**

The cookies were created as a tribute and in recognition of their dedication to service of country and its citizens. We intend to utilize these globally-recognized iconic images to the benefit of the Company and our investors while we as a company proudly support those who serve on our behalf, every day.

Our Military Emblem Cookies were successfully introduced and tested in 22 states through 12 retailers and valued venues, and honored by the International Food Service Executives Association.

Cookies have been requested by the **Military Order of the Purple Heart**, used ceremoniously and entertained high level Washington Dignitaries and Military Brass including: **The Pentagon, the Chairman of the Joint Chiefs of Staff, the Secretary of Defense, and the President of the United States.**

CCA military cookie sales also Supports the National Military Family Association (NMFA) Through Donations and Branding On Every Package. The NMFA is the only military charity to report annually to congress on the state of military family affairs.

The National Military Family Association (NMFA) helps military families and we are proud to help the National Military Family Association (NMFA).

Our past success has proven we are able to produce marketable cookies for American families. And what's best? **Every cookie we've sold supported a cause.**

So, we got to thinking: Why not expand this business *while standing out and doing some good?*



U.S. Military Emblem Cookies & More...



Early on in the success of our cookie-embossing journey, we were approached by several influential organizations. Company Founder Cliff Smith says; "While our initial focus will be the United States Military cookies, our intention is to expand our cookie concept to other nationally recognized governmental and non-governmental entities such as the United States Mint, U.S. Olympic Team and the National Basketball Association. The Company will consider future license products and cookies for these entities".

CCA WILL REMAIN A COMPANY FOR A CAUSE

A founding element and main delineation from other companies is that all future cookie lines will also support some socially beneficial cause in-order to be considered as a client.

It's that simple: make a cookie--change the world

The snack industry is loud. It's over-saturated. How do we stand out? When you buy a CCA cookie, you tie yourself to a cause you care about - a cause you support. We're ready to change the landscape of snack food to mean something. Join Us.

Historical Background



Originally formed as 1st Look Interactive, the Company received written authorization to emboss the service emblems of the United States Military onto cookies. 1st Look Interactive changed its name in June, 2003, becoming the California entity, Cookie Club of America, Inc. The California entity ceased operations in 2008 and was reborn in May 2018 as a Nevada Corporation retaining the name, Cookie Club of America, Inc.

The Nevada entity does not currently hold these authorizations and will re-engage the military once final samples are in hand.

(Neither the departments of the Army, Navy, Air Force, Marines, Coast Guard, Air and Army National Guards nor any other component of the Department of Defense has approved, endorsed, or authorized this product.)

Company's Current Development Stage

As of October 2018 we have been officially accepted by our new contract baker to become their next client.

The Company is currently engaged in the cookie formulation/recipe process. On October 17, 2018 the Company has approved the refitting of the original roll die needed to create working samples.

After final cookie recipe selection is approved, we will be commissioning the manufacturing of seven roll dies needed for our separate service United States Military Emblem Cookies. Final packaging designs for each of the seven branches will take place after we have a final cookie recipe, as the final recipe will determine the cookies actual size.

We expect first production sample runs early first quarter 2019 and market availability in second quarter 2019.

Currently we have no cookies or customers but do have serious interest from both civilian and military venues and outlets. The Company will also position itself to sell cookies directly to consumers through its website, https://www.cookieclubofamerica.com/ and through affiliates as they enroll into the future affiliate program that will be available through our Shopify store.

In addition to the Founder, the Company currently is utilizing the services of 3 independent contractors to provide financial, legal, and administrative services. It is anticipated that some or all of these contractors will become employees when the Company is funded.

Product Overview Video



Cookies On The Upswing

In the 52 weeks ended July 15, dollar sales in the cookies category totaled $7. billion, up 3.3% from the same period a year ago, according to I.R.I. Unit sales in the category also improved, rising 1.9% to 2,934.1 million.

Read The Entire Article



The Offering

$1 per share of Class B Common Stock | When you invest you are betting the company's future value will exceed $4.1M

Perks*

$500 – If you invest $500, you will receive a $40 voucher for purchases on Cookie Club of America.com (redeemable for current and future products)

$1,000 – If you invest $1,000, you will receive a $100 voucher for purchases on Cookie Club of America.com (redeemable for current and future products)

$2,500 – If you invest $2,500, you will receive Cookie Club of America Lifelong Membership + CCA Hat

$5,000 – If you invest $5,000, you will receive dinner with founders in San Diego, CA (flight and stay not included) + all perks from $2,500 level

$10,000 – If you invest $10,000, you will receive quarterly investor update calls + all perks from $5,000 level

$25,000 – If you invest $25,000, you will receive a weekend stay in San Diego (flight not included) + all perks from $10,000 level

*All perks occur after the offering is completed.



This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

For details on the bonus, please see the Offering Summary below.

We emboss rich images onto premium cookies with amazing packaging, while simultaneously fulfilling customers' desires to identify with a cause and brand they care about.

From Our Founder

From Our Founder

CCA was born from a family of servicemen and women, so we knew our company had to be more than just another cookie company. My family has been involved with the military for many years. It is because of this selfless service to country and the many millions like them that we launched our company with a mission to support our military personnel and their families in our unique way.

We vowed that every sale would go toward supporting a cause we cared about. A portion of each sale of the military cookies goes toward supporting military families through the National Military Family Association (NMFA).

We intend to provide a robust on-line affiliate program that will provide any military non-profit the ability to resell our cookies and raise money in support of their specific focus at no cost to them for inventory, shipping or handling. The organization will receive 100% of the spread between our wholesale and retail price on each box sold.

Cliff Smith - Founder / CEO

Our Military Emblem Cookies were successfully introduced and tested in 22 states through 12 retailers and valued venues, and **honored by the International Food Service Executives Association**.

And we've done the legwork. We have shipped cookies overseas to bring comfort to recovering service men and women at Walter Reed Army Medical Center and VA Hospitals around the world. Plus, our cookies have entertained high-level Washington Dignitaries and Military Brass including **the Chairman of the Joint Chiefs of Staff, the Secretary of Defense, and the President of the United States.**

We've done something new. We know our customer base. Now, we're ready to expand our business and engage consumers and retailers in support of our mission.

"We're inundated by people trying to develop something for military families... I could tell Cliff's heart was in the right place. And he'd done his research. He had all services represented, including the National Guard, which is a huge component of our fighting force."

Kathleen Burke
National Military Family Association

   

  

We're Ready To Build Past The Military Market

The NBA, U.S Olympic Team and United States Mint are on our list for licensing deals.

While so many of our cookies have been shipped over to support our troops, purchased by military families and hardworking Americans, we also realize that the product we have come up with is constantly evolving. **In the future, we will begin high-level discussions to bring the embossing of fresh, delicious cookies to top grossing brands. But, we will remain grounded in our core values.**

Every Cookie Line Must Also Benefit A Specific Cause Of The ClientsChoice: Creating Social Change

"Yes. We have tapped into a wider audience and will expand beyond the military. But, we want to keep our message alive – we are not just a cookie company. **We are a cookie for a cause.** As we move forward we will set ourselves apart by demanding conscientious contributions with each purchase. We believe this sets us apart from customers and makes a difference.

  

We have had exploratory discussions to consider creating cookies for the above organizations as a result of meeting them at two industry events.

We've Got Fans

The Chairman of the Joint Chiefs of Staff, The Secretary of Defense, and President George Bush, have all enjoyed our cookies.

Clifford Smith
Founder/CEO Cookie Club of America

"We are very proud to be associated with the



THE SECRETARY OF DEFENSE
WASHINGTON

Mr. Clifford J. Smith
President and Founder
Cookie Club of America
11717 Stoney Peak Drive
Suite 18
San Diego, CA 92128-4212

Dear Mr. Smith,

Thank you for the letter and the Military Emblem Cookies you sent me. Your company, Cookie Club of America, is helping generate important support for the fine men and women in uniform.

Sincerely,

The following excerpt is from a letter to Cookie Club Founder, Cliff Smith by Robert Jury, President / CEO of Channel Marketing Group (CMG) sent September 7, 2018.

"My forty years of top-level military brokerage experience coupled with my incredible team, personal contacts within the Pentagon, and Military community in general (I.e. AAFES HQ, Navy HQ, CGES HQ, MCX HQ, & Vet's HQ) would serve you well in any potential partnership with Cookie Club of America. Our direct military resources are profound and strategically located. We hold offices in Texas and Virginia, and own our Corporate Headquarter Home Office building and warehouse in Vista, CA. Our references and product successes over our forty-years in business have resulted in over $3 Billion dollars in sales, so far.

We are willing to help establish purchase order financing through our highly effective banking relationships and partners in La Jolla/San Diego. We are EDI capable and hold several government contract numbers providing an unparalleled ability to get things through the system in record-time and without guessing. You are also welcome to rent offices here at our Class "A" Vista Headquarter Office where, if needed, can also contribute office infrastructure abilities." Robert Jury, President/CEO

"We are very proud to be associated with the Cookie Club of America and thank them for their support of our Armed Forces and their families,"

Candace Wheeler
Former President of the NMFA

"Nothing has ever been done quite like this. These are awesome!"

Gordon Howard
Senior Licensing Representative
EMI / USPS Licensing Group

Our Military Broker Representation Is Secured

"You have a fantastic opportunity with this product and we believe we can help proliferate them throughout the military marketplace and in short order".

Robert Jury
Robert Jury & Associates, Inc. / Channel Marketing Group



FREEDOM ALLIANCE



HARVARD UNIVERSITY



Invest in Cookie Club of America

We're ready to change the world of cookies, and we're excited to expand off our previous successes. Join us!

Since we began this journey, the advances in online sales and marketing have grown tremendously. We're excited to enter this new landscape. We will seek to execute product fulfillment through Amazon and other CCA affiliates who are able to offer amazing customer service and on-time, guaranteed delivery.

Any military non-profit, support group or entity with which we do business will rest assured knowing they're able to offer any of our cookie lines while CCA promises to fulfill orders and ship directly to the consumers in a "clean hands" environment.

On the back end, each order will be logged as coming from a specific affiliate allowing any group to easily raise money for their specific focus while effortlessly monitoring their progress.



The Affiliate Marketing Industry is larger than many countries
Fiji
$4.6 Billion
Affiliate Marketing Industry
$5 Billion
Barbados
$4.5 Billion
Belize
$1.7 Billion
Seychelles
$1.4 Billion

According to Oukas.info, "The Affiliate Market In The U.S. Is Larger Than Many Countries"

Source

April 2003

Permission For Service Logos On Our Cookies

Permission was granted under the Company name, 1st Look Interactive. Company name changed to Cookie Club of America in June 2003. Our current entity doesn't have such permissions as of today.

May 2003

We Become USPS Licensee

The original California Entity Became a USPS Licensee co-branding our United States Military Emblem cookies.

January 2004

National Military Family Association (NMFA) Becomes CCA's Military Charity Of Choice

The NMFA received cash and product donations from sales and branding on every package and continues the relationship.

May 2004

35th Anniversary of the NMFA - Our Cookies Are Revealed

Original Military Emblem Cookies unveiled in 2004 at NMFA Dinner

November 2004

Veterans Day Program: Cookies Enter 22 States through 12 Retail Chains

The cookies were successfully introduced by the former entity.

May 2018

Cookie Club of America Reformed as a Nevada Corporation

CCA Nevada continues the mission to release its separate military service cookies into the market.

August 2018

Hi Production Bakery Partner Identified

November 2018

New Website Launch

New CCA website is activated

October 2018

CCA Registered Trademark Logo moved to CCA Nevada Corp.

October 2018

Launch CCA Merchandise on Shopify

November 2018

BBB Accredited

November 2018 - Cookie Club of America became an officially recognized BBB accredited business. Access to BBB profile through CCA website.

December 2018

We Launch Our Raise On Startengine

YOU Can Be A Part Of Our Company!

In the Press

















The Washington Times · ArmyTimes NavyTimes AirForceTimes MarineTimes · dcmilitary.com · Capital Flyer · The San Diego Union-Tribune · San Diego Business Journal · MOAA · Journal News media group

SHOW MORE

Meet Our Team



Clifford Smith

Co-Founder, CEO and Chairman

Mr. Smith brings 28 years' experience in the management of for-profit organizations including Board of Directors governance and policy. Mr. Smith has a

proven ability to manage complex issues and large portfolios of responsibilities. An experienced senior-level planner and administrator, Mr. Smith has implemented corporate management structures, policies and procedures, operational systems and controls throughout his career. Mr. Smith served as President of 1st Net Technologies, Inc. Through public speaking engagements, Mr. Smith won over new clients and business relationships providing investor relations services for publicly traded companies.Mr. Smith conducted various investor relations workshops at several "money Shows" and Regional Investment Banker's Association Conferences in Washington, D.C. and San Francisco. In 1997, Mr. Smith teamed 1st Net with the San Diego Chamber of Commerce and Pacific Bell to create and develop a presentation titled the "Tour of Technology" for the San Diego Insights 1997 World Conference. Further initiative brought the company such respected organizations as the San Diego and Imperial County Better Business Bureau and the American Lung Association in San Diego bringing them online so that they may continue with their important work. Previously, Mr. Smith spent 20 years in Hotel Food and Beverage Management working for Marriott, and Hilton Hotels among others. One highlight includes the 1996 Republican National Convention in San Diego. Mr. Smith was heavily involved in the opening of multiple food and beverage outlets, throughout five new full-service hotels for the Marriott Corporation. Hotels included: Boston Copley, Long Island NY, Westchester NY, Newark Airport Marriott, and the New York City Marriott Marquis. Mr. Smith holds an Associates of Applied Science Degree (AAS) in Hotel Restaurant Management with a Minor in Nutrition from Bergen Community College, Paramus, New Jersey. He holds a Bachelor of Science Degree (B.S.) with a double major in Food Service Management and Business Administration, from Montclair College in New Jersey. Mr. Smith began working full time as the Company's Founder and CEO in May 2018. He is actively and intimately involved with every aspect of the Company's development. Activities include its completion of the Start Engine funding process, product development, website creation and team building. Recent Work History: Celebrity Lifestyle Brands, Inc. - January 2017 - April 2018 Chief Operations Officer Full Time Mastermind Investment Club July 2017 - April 2018 Club Operations Director Part Time Pearls of Sorbet April 2015 - December 2017 Owner - Part Time Coronado Marriott Resort & Spa January 2014 - January 2017 Banquet Event Operations Supervisor Full Time and Part Time





in

Derek Scallet

Chief Financial Officer and Treasurer

An Executive and Strategic Advisor with an extensive background in acquisition, divestiture, restructuring, start-up, and mature operation within production, distribution, and service companies ranging from $10 million regional operations to $1 billion plus multinational environments. Experience includes designing and implementing business/operating plans, developing organization structures and processes, international reporting and management, and debt and equity offerings. Focal strengths are enhancing an enterprise's inherent value through optimized strategic plans, team building and leadership across the enterprise, operational and financial solutions within market scope and scale, and goal directed communications both internally and externally. As an executive, consultant, and CPA/Audit Manager with KPMG (then Peat Marwick Mitchell & Co.), Mr. Scallet has led strategic and tactical teams, directed staffs, and made significant resource allocation decisions, which have improved enterprise value, operating efficacy and employee morale. Mr. Scallet has managed or advised organizations from start-ups to mature operations, in companies with regional to international presence, ranging from under $10 million to $1 billion plus in revenues, and from 40 to 4,000 employees. Mr. Scallet has successfully represented organizations with investors, financial institutions and analysts, strategic operating partners, and outside reporting agencies, including negotiations for new financing, acquisitions and divestitures. Mr. Scallet has established strategic and tactical, financial and operational policies and procedures in a wide array of market



Roxanne M. Georggin

V.P. of Sales & Marketing

Ms. Georggin brings over twenty-five years of knowledge and resources to our company. She possesses a wealth of experience in consumer products including; Liquor, Food, Clothing, Real Estate and Software Sales. Her expertise in Business Development, CRM, Product Conception, Manufacturing, Assembly, and Packaging, Fulfillment, Logistics and Shipping will prove valuable for the Company as we move ahead with our plans. Her relationships within the wholesale, retail community and overall expertise in consumer marketing, will be a powerful asset for us to grow our business as we continue to branch out while building our portfolio. Ms. Georggin graduated with a B.S in Human Performance & Psychology, from San Jose State University. Recent Work History: Digital Media Concierge April 2008 - Present Owner Full Time Ms. Georggin is currently serving as Part Time as the Company's V.P. of Sales & Marketing. She has been involved since May 2018 and has been instrumental providing the Company with 20-25 hours per week since May 2018. She currently provides input to the Start Engine platform, makes introductions to various military non-profits and potential capital sources through her vast network of professional contacts.





in

Stephen Meyers Esq.

General Counsel / Securities

Mr. Meyers serves as our corporate and securities attorney. He has over 29 years of experience as a business law attorney. He specializes in working with emerging and high growth companies, assisting them to develop proper corporate strategies, license their technologies, form strategic alliances, and raise capital in compliance with state and federal securities laws. Before relocating to San Diego in 2000, Mr. Meyers worked in-house with several publicly traded and pre-IPO companies in San Francisco and Silicon Valley, as well as maintained a private practice. Immediately preceding this move, Mr. Meyers was the sole in-house counsel for a B2B e-Commerce company before its IPO. Mr. Meyers negotiated and drafted all of the company's license agreements, including those with international computer manufacturers, telecommunications providers and commercial retailers. He also created a score of strategic partnering and joint marketing arrangements. Mr. Meyers held in-house legal and/or Business Development positions with several publicly traded Bay area companies: National Semiconductor, Amstar Corporation, a systems integrator of unified communications products and a video networking company. He also advised numerous pre-public companies, including serving as General Counsel to a Unix OS developer. Mr. Meyers' private practice experience includes running his own Private Practice, as well as positions with a Bay area based national law firm and boutique securities law firms in San Francisco and La Jolla. Upon moving to San Diego, he had an assignment as Special Counsel to MP3.com, Inc., the then-largest online music service



Mark Aceino

Advisor

Mark Aceino, is the Customer Business Lead at The Kraft Heinz Company. He has an extensive track record of success in sales execution, strategy & planning, trade marketing and category management within the consumer-packaged goods industry, with particular prevalent focus, in the grocery, drug and military retail channels. Specialties: The application of Category Management principles to sales and marketing of consumer products. Strategic use of syndicated and retailer proprietary consumption and panel data in the sales process. Trade promotions strategic planning and budget management.



in

procedures in a wide array of market sectors, including: high-technology; manufacturing; aerospace; oil and gas; wholesale distribution; commercial real estate investment and construction; and portfolio management. Mr. Scallet has authored processes for strategic leadership, including: comprehensive (goal setting) projection systems to optimize seasonal and cyclical market penetration relative to resource risks; resource allocation ("capital budgeting") decision-making; multi-national management and reporting; foreign currency hedging; pre and post-acquisition or divestiture evaluation; and other applications related to operations and finance management. Mr. Scallet was a teaching assistant for an authority in operations research (scientific management), featuring methodologies to enhance operating performance. Mr. Scallet graduated Summa Cum Laude, with a BS in Accounting, San Diego State University, graduating in the top five in his class from the School of Business Administration. Course work emphasized finance, economics and management. Member of Beta Gamma Sigma and Phi Kappa Phi honor societies. Recent Work History: TAOR, LLC 2010 – Present Founder Full Time Mr. Scallet is currently serving Part Time as the Company's Chief Financial Officer and Director. He has been instrumental since inception and provides the Company with 10-15 hours per week since May 2018. He currently provides input to the Start Engine platform regarding the financial forecasting, valuations and financial reporting.



provider, where he advised management on, and negotiated, complex license and business agreements. Mr. Meyers began his career as an Enforcement Attorney with the United States Securities and Exchange Commission in its San Francisco office. Mr. Meyers has been a judge for the Annual International Collegiate Business Strategy Competition, which is co-hosted by San Jose State University and the University of San Diego. Mr. Meyers also serves as an instructor in Licensing and Securities Laws Compliance for CEO Space, Inc., which hosts week-long residential training sessions for entrepreneurs. Mr. Meyers received his law degree from The University of California, Berkeley, School of Law, Boalt Hall. Mr. Meyers' undergraduate education was at the University of London, England and Brandeis University, Waltham, Massachusetts, from which he graduated with a degree in economics with honors. Recent Work History: TheMeyersWay.com June 2010 – Present Full Time Of Counsel Optima Law Group May 2013 - 2015 Part Time Specialty Counsel Exemplar Law, LLC February 2018 - Present Part Time Mr. Meyers is currently serving Part Time as the Company's General Counsel and Assistant Secretary. He has been instrumental since inception and provides the Company with 10-15 hours per week since May 2018. He currently provides input to the Start Engine platform regarding the legal requirements, compliance review and all other aspects of the Company's legal requirements.





Oscar M. Ancira, Jr.
Advisor

Oscar M. Ancira, Jr. was the Director of Corporate Communications for Delimex, a leading producer and distributor of high-quality frozen Mexican foods, with annual sales of over $100 million. He was responsible for the company's external communications, including promoting the Delimex name in the trade and financial markets. His duties included marketing communications, industry relations and media relations. Mr. Ancira joined Delimex in 1985 as Vice President of Sales and between 1985 and 1993 he grew the company's sales from $500,000 to $47 million. He established the company's position as the leading supplier to warehouse club stores, and today the company services over 80% of the warehouse clubs in the nation. From 1991 to 1993, Mr. Ancira also served as President of the San Diego Sockers, a major league indoor soccer franchise. The Sockers won the league championship in the 1991-92 season. Mr. Ancira became President of Delimex in 1994, responsible for all company operations in the United States. He achieved sales growth of 80% from 1994 to 1997 while maintaining a strong profitability level. He dramatically expanded the company's position as a supplier to supermarkets during this period, pushed two Delimex items to the #1 and #2 positions in the Mexican frozen food category among supermarket customers and oversaw the construction of a 91,000-square-foot, $11-million manufacturing plant in San Diego. In 1997, Fenway Partners, a venture capital firm, purchased family-owned Delimex. Mr. Ancira remained with the company as Vice President of Sales. In 1997 and 1998 he grew sales 15% and increased penetration of retail distribution channels by 35%. In 1998, he became Vice President of Club and Private Label Sales, a position he held until assuming his current responsibilities in 1999. He holds a degree in computer science from Monterrey Tech in Monterrey, Mexico and a Master's of Business Administration in finance from National University.



Offering Summary

Maximum 107,000* shares of class B Common Stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of Class B Common Stock ($10,000)

Company	Cookie Club of America, Inc.
Corporate Address	910 Del Dios Rd. #148 Escondido, CA 92029
Description of Business	Cookie Club of America (CCA) creates exceptional, purposeful iconic Logo-bearing cookie products. We emboss these images onto delicious premium cookies with image-rich packaging to the American consumer that fulfills a desire to identify with a cause or brand.
Type of Security Offered	Class B Common Stock (the "Share" or "Security")
Purchase Price of Security Offered	$1.00 USD / Share
Minimum Investment Amount (per investor)	$300

Perks*

$500 – If you invest $500, you will receive a $40 voucher for purchases on Cookie Club of America.com (redeemable for current and future products)

$1,000 – If you invest $1,000, you will receive a $100 voucher for purchases on Cookie Club of America.com (redeemable for current and future products)

$2,500 – If you invest $2,500, you will receive Cookie Club of America Lifelong Membership + CCA Hat

$5,000 – If you invest $5,000, you will receive dinner with founders in San Diego, CA (flight and stay not included) + all perks from $2,500 level

$10,000 – If you invest $10,000, you will receive quarterly investor update calls + all perks from $5,000 level

$25,000 – If you invest $25,000, you will receive a weekend stay in San Diego (flight not included) + all perks from $10,000 level

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

Cookie Club of America, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Common Stock at $1 / share, you will receive 10 Class B Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, or other founding shareholders; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Cookie Club of America to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

start engine

About
Blog
About Us
FAQ

Connect
Facebook
Twitter
Careers
LinkedIn
Instagram

Join
StartEngine Summit: Tokenizing the World
Edit My Campaign
Investors

Legal
Terms of Use
Privacy Policy
Disclaimer

Press Inquiries

Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Video #1:

CCA Video Script

Being in the military takes more than courage. It's sacrificing yourself for something greater than yourself.

The U.S. armed forces takes on the world's greatest challenges.

They're always ready. They're always there. They... are American Heroes.

Because of this selfless service to our country, Cookie Club of America salutes our United States Armed Forces with Military Emblem Cookies as our founding line. Our cookies pay tribute to service members, AND help support military families through the National Military Family Association.

The NMFA has been the voice of military families for nearly 50 years, standing behind our service members, their spouses, and children.

They remain the "go to" source for Administration Officials, Members of Congress, and key decision makers when understanding the issues facing military families.

It is for these reasons that CCA stands with the NMFA.

Trying to find your place in their routine. Kirsten, my wife, she has her set way of doing things and when I come back, I disrupt it.

Military Kids feel that no one understands what they are going through. Their service member is gone, they, they feel anxious all the time.

When I was growing up he was always there so it's different when my dad's not there for me.

When a military member serves, their entire family serves with them.

Most of the people around us didn't understand what we were experiencing. When we first found out about him going to Greenland, I had to do what I needed to do at home and he needed to do what he needed to do there. In the end you know that you're helping to serve a bigger purpose.

Because of my family's multi-generational service to country and the many millions like them, our cookies will soon be available nationwide through a variety of retail and online channels, in support of the NMFA's mission.

Our Military Emblem Cookies also provide a no-cost opportunity for other military non-profits to raise funds for their specific focus, through our online re-seller programs.

CCA operates at a large scale, allowing us to make a significant impact through exclusive baking partnerships and relationships.

With a combined 120 years of experience with Fortune 100 and 500 companies, management is up for the task.

A founding element and main delineation from other companies is that all client cookies will also support some socially beneficial cause.

Americans are both compassionate people and love cookies ... and we certainly eat enough of them!

Opening the hearts of people through cookies is simple, and something we can all get behind.

I'm Lauren, and I am Cliff Smith, Founder and CEO of Cookie Club of America.

We have a very clear objective and are recruiting fellow Americans like YOU, to help us take on this challenge.

We encourage you to share this opportunity with others, far and wide, and appreciate your participation.

Thank you!

Join The Cookie Club of America team, and help make a difference!

Video #2:

YOU & Cookie Club of America

CAN JOIN FORCES

To Honor Our Military Men And Women

Respecting Those Who Served - Past,

Present,

And Into The Future...

Beautiful And Delicious!
U.S. Military Emblem Cookies & More

Cookies and The NMFA
http://www.militaryfamily.org/
CCA Supports The National Military Family Association Through Donations And Branding On Every Package

Which Service Is Yours?

Multi Unit Floor Displays

Perfect, For Family Support Groups...

Military Events

A Certain Special B-Day! (B=Birthday)

A Great Gift Idea!

Our American Flag

Grab & Go

Food Service

America Honors Our Service Members,

Through Private And Corporate

Programs And Donations

From Local Press...

...To The Front Page

Military Publications...

...Television

...And Other Respected Outlets

We Are Honored By Their Support

Retail...

Successfully Test Sold in 22 States Through 12 Retail Chains, High-Profile Events and Venues Around the Country.

As A Fundraising Strategy

How Can You Help?

Please Help Us Fund This Project!

And Be Part Of Something Special!

AMERICA...Get Involved

Let's Do This

Thank You for Watching cookieclubofamerica.com

SOUNDTRACK Let's Groove (Instrumental Version, Remastered) Earth Wind & Fire

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov


090503

Filed in the office of	Document Number
Barbara K. Cegavske	**20180356774-73**
Barbara K. Cegavske	Filing Date and Time
Secretary of State	**08/10/2018 9:54 AM**
State of Nevada	Entity Number
	E0252722018-4

Certificate to Accompany Restated Articles or Amended and Restated Articles

(PURSUANT TO NRS)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

<u>This Form is to Accompany Restated Articles or Amended and Restated Articles of Incorporation</u>
(Pursuant to NRS 78.403, 82.371, 86.221, 87A, 88.355 or 88A.250)
(This form is also to be used to accompany Restated Articles or Amended and Restated Articles for Limited-Liability Companies, Certificates of Limited Partnership, Limited-Liability Limited Partnerships and Business Trusts)

1. Name of Nevada entity as last recorded in this office:

COOKIE CLUB OF AMERICA, INC.

2. The articles are: (mark only one box) ☐ **Restated** ☒ **Amended and Restated**
Please entitle your attached articles "Restated" or "Amended and Restated," accordingly.

3. Indicate what changes have been made by checking the appropriate box:*

☐ No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: _____
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☐ The entity name has been amended.

☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)

☐ The purpose of the entity has been amended.

☒ The authorized shares have been amended.

☐ The directors, managers or general partners have been amended.

☐ IRS tax language has been added.

☐ Articles have been added.

☒ Articles have been deleted.

☒ Other. The articles or certificate have been amended as follows: (provide article numbers, if available)

Amended Article 3 to increase the number of authorized shares to 20,000,000, and create a new class of Series B Common Stock which is non-voting. As a result, Article 6 could be and was deleted. Old Article 5 (Purpose) replaced deleted Article 2. Deleted Arts. 2, 4, 7 & 8 per NRS 78.403.3, and renumbered the remaining Articles Accordingly.

4. Effective date and time of filing: (optional)   Date: _____   Time: _____
(must not be later than 90 days after the certificate is filed)

* This form is to accompany Restated Articles or Amended and Restated Articles which contain newly altered or amended articles. The Restated Articles must contain all of the requirements as set forth in the statutes for amending or altering the articles for certificates.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Restated Articles
Revised: 1-5-15

EXHIBIT A

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
COOKIE CLUB OF AMERICA, INC.

ARTICLE 1.
Company Name

The name of this Corporation is Cookie Club of America, Inc.

ARTICLE 2.
Purpose

The purpose for which the Corporation is organized is to engage in any lawful activity for which a corporation may be organized under the laws of the State of Nevada. The duration of the Corporation shall be perpetual.

ARTICLE 3.
Capital Stock

The total number of shares of all classes of capital stock that the Corporation has the authority to issue is Twenty Million (20,000,000) shares of which Ten Million (10,000,000) shares will be designated Class A Common Stock, $0.0001 par value per share, Five Million (5,000,000) shares will be designated Class B Common Stock, and Five Million (5,000,000) shares will be designated Preferred Stock, $0.0001 par value per share. The rights, privileges and features of the series of Common Stock shall be identical in every respect, except that the Series A Common Stock shall be entitled to vote on any matter for which common stock may vote under Nevada law and these Articles; whereas Series B Common Stock shall have no voting rights.

The Five Million (5,000,000) shares of Preferred Stock may be designated from time to time in one or more series upon authorization of the corporation's Board of Directors. The corporation's board of directors, without further approval of the corporation's shareholder, will be authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges, and restrictions applicable to each series of Preferred Stock so designated.

ARTICLE 4.
Board of Directors

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation, and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be:

A. The members of the Governing Board of the Corporation shall be styled as directors. The initial Board of Directors ("Board") shall consist of not less than one (1) and not more than seven (7) members. The number of directors that shall constitute the whole Board shall be fixed exclusively by one or more resolutions adopted from time to time by the Board. The election of directors need not be by written ballot.

B. The name and address of the Corporation's initial director is: Cliff Smith, 318 N. Carson Street, Suite 208, Carson City, Nevada 87901

C. Except for any vote of the holders of any class or series of stock of the Corporation required by law or by these Articles of Incorporation, the Board is expressly empowered to adopt, amend, or repeal the Bylaws of the Corporation.

D. Each director shall serve until the first to occur of his/her successor being duly elected and qualified or until his/her death, resignation, or removal. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

E. Subject to the rights of the holders of any series of Preferred Stock, if any, the Board or any individual director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors (the "Voting Stock"), or (ii) without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3 %) of the voting power of all the then-outstanding shares of the Voting Stock.

F. Subject to the rights of the holders of any series of Preferred Stock, if any, any vacancies on the Board resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified.

G. In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board is expressly authorized to make, alter, or repeal Bylaws of the Corporation. Notwithstanding the foregoing, the Bylaws of the Corporation may be rescinded, altered, amended, or repealed in any respect by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3 %) of the voting power of all the then-outstanding shares of Voting Stock.

H. The Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by statute and as set forth herein, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE 5.

NO FURTHER ASSESSMENTS

The shares of stock, after the amount of the subscription price determined by the Board of Directors in accordance with N.R.S. 78.211.1 has been paid in any lawful consideration, shall be subject to no further assessment to pay the debts of the corporation, and no stock issued as fully paid up shall ever be assessable or assessed, and these Articles of Incorporation shall not and cannot be amended, regardless of the vote therefore, so as to amend, modify or rescind this Article 5.

ARTICLE 6.

LIABILITY OF OFFICERS AND DIRECTORS

A Director or Officer of the Corporation shall not be liable to the Corporation or its shareholders for damages for breach of fiduciary duty as a Director or Officer unless the act or omission involves intentional misconduct, fraud, a knowing violation of law or the payment of an unlawful dividend in violation of N.R.S. 78.300.

ARTICLE 7.

INDEMNIFICATION OF OFFICERS, DIRECTORS, OTHERS

A.   Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a Director or Officer of the Corporation, or is or was serving at the request of the Corporation as a Director or Officers of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada as from time to time in effect against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right that may be enforced in any manner desired by such person. The expenses of any such persons incurred in defending any such civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of such person to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Corporation. Such right of indemnification and advancement of fees shall not be exclusive of any other right which such persons may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification and advancement of fees under any by-law, agreement, vote of Stockholders, provision of law, or otherwise, as well as their rights under this Article.

B. Without limiting the application of the foregoing, the Stockholders or Board of Directors may adopt by-laws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or is or was serving at the request of the Corporation as Director or Officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

C. The indemnification provided in this Article shall continue as to a person who has ceased to be a Director, Officer, Employee or Agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

D. Neither any amendment nor repeal of this Article 7, nor the adoption of any provision of the Corporation's Articles of Incorporation inconsistent with this Article 7, shall eliminate or reduce the effect of this Article 7 in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article , would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

OFFICER'S CERTIFICATE RE:
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
COOKIE CLUB OF AMERICA, INC.

The undersigned certifies as follows:

A. Cookie Club of America, Inc., a Nevada corporation (the **"Corporation"**), filed its original Articles of Incorporation on May 22, 2018.

B. Pursuant to Sections 78.385, 78.390 and 78.403 of the Nevada Revised Statutes ("NRS"), these Amended and Restated Articles of Incorporation restate and amend the provisions of the Corporation's Articles of Incorporation.

C. These Amended and Restated Articles of Incorporation have been unanimously approved by the Board of Directors of the Corporation.

D. These Amended and Restated Articles of Incorporation have been unanimously approved by the stockholders of the Corporation in accordance with Section 78.390 of the NRS. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 100% of the authorized, issued, and outstanding shares of Common Stock.

E. These Amended and Restated Articles of Incorporation shall be effective immediately upon filing with the Nevada Secretary of State. A true and correct copy of such Amended and Restated Articles of Incorporation is attached hereto as Exhibit A.

I certify under penalty of perjury that the matters set forth in this Certificate are true and correct.

Executed on August 9, 2018.

Stephan Jan Meyers

Stephan Jan Meyers, Esq., Secretary